EXHIBIT 12

W. R. GRACE & CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)(2)(3)
(In millions, except ratios)
(Unaudited)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Net income attributable to W. R. Grace & Co. shareholders	$256.1	$40.0	$219.7	$193.8	$76.3
Provision for (benefit from) income taxes	102.9	(61.6)	87.9	26.2	18.1
Equity in earnings of unconsolidated affiliate	(22.9)	(18.5)	(15.2)	(17.8)	(1.7)
Distributed income of earnings of unconsolidated affiliates	2.8	6.3	10.9	0.5	—
Interest expense and related financing costs, including amortization of capitalized interest, less interest capitalized	43.9	46.8	43.6	41.7	38.8
Estimated amount of rental expense deemed to represent the interest factor	8.8	7.5	6.9	6.9	6.7
Income as adjusted	$391.6	20.5	353.8	251.3	138.2
Combined fixed charges and preferred stock dividends:
Interest expense and related financing costs, including capitalized interest	$45.0	46.9	43.6	41.3	38.9
Estimated amount of rental expense deemed to represent the interest factor	8.8	7.5	6.9	6.9	6.7
Fixed charges	53.8	54.4	50.5	48.2	45.6
Combined fixed charges and preferred stock dividends	$53.8	54.4	50.5	48.2	45.6
Ratio of earnings to fixed charges	7.28	—	7.01	5.21	3.03
Ratio of earnings to fixed charges and preferred stock dividends	7.28	—	7.01	5.21	3.03
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(1)	Grace did not have preferred stock from 2009 through 2013.
(2)    The 2012 ratio of earnings to fixed charges is below a one-to-one ratio. An additional $33.9 million in earnings would be needed to attain a one-to-one ratio.
(3)    Amounts have been revised as a result of our fourth quarter change to mark-to-market pension accounting.
See Note 1 to the Consolidated Financial Statements for more information.

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